SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 19º e 20º andares
São Paulo, Estado de São Paulo
CEP 04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL ("Company" or "CSN") hereby informs its shareholders and the market in general that the Board of Directors approved, on this date, the sale, by its wholly-owned subsidiary CSN Steel S.L.U, total interest in Companhia Siderúrgica Nacional, LLC, ("LLC"), a company located in the United States with operations in stripping, cold rolling and galvanizing of flat steel, to Steel Dynamics, Inc. ("SDI") ("Transaction").

The base value of the Transaction, to be carried out on a debt and cash-free basis, and subject to adjustments established in the purchase and sale agreement entered into between the parties ("Agreement"), is US$ 400,000,000,00 (four hundred million dollars). This amount will be paid at closing, which is expected to occur within 90 days, subject only to the fulfillment of certain precedent conditions provided in the Agreement, common in this type of operation, including the authorization of United States regulating bodies (Federal Trade Commission and Department of Justice).

After closing, the purchase price will be adjusted according to the target working capital, defined in the Contract as US$ 60,000,000 (sixty million dollars). Based on the most up-to-date working capital of LLC, the final result of the Transaction, considering the sum of the base value and  working capital adjustment, will be a reduction of CSN's net indebtedness of R$1.8 billion, considering the current exchange rate.

The Transaction is part of CSN's divestiture and deleverage plan, as already disclosed by the Company. CSN will maintain its commercial import and distribution activities in the North American market, through another subsidiary, to be set up for this purpose.

SDI was founded in 1993, and is currently one of the largest steel producers and recyclers in the United States, having in its portfolio hot and cold rolled products, coated steel sheets and long steels, among other products, as well as the production of liquid pig iron, processing and sale of ferrous and non-ferrous scrap.

The Company will keep the market informed on the progress of this Transaction.

São Paulo, May 14th 2018.

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.